ICG Capital Securities, LLC
Financial Statements and Supplementary Information
December 31, 2021

This report is filed in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT to be posted on www.sec.gov.

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SEC FILE NUMBER
8-69379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ICG Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 South College Street, Suite 1610
(No. and Street)

Charlotte	NC	28244
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Upton	704-332-1930	Scott.Upton@icgcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT UPTON, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICG CAPITAL SECURITIES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CHIEF EXECUTIVE OFFICER

Notary Public

CYNTHIA KELLY
MY COMMISSION EXPIRES
NOTARY PUBLIC
NOVEMBER 24, 2024
MECKLENBURG COUNTY, NC

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ICG Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICG Capital Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of ICG Capital Securities, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of ICG Capital Securities, LLC 's management. Our responsibility is to express an opinion on ICG Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 15, 2022

ICG Capital Securities, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

	2021
CURRENT ASSETS:	
Cash	$3,548,785
Accounts receivable	30,000
Prepaid expenses	52,631
Total current assets	3,631,416
FIXED ASSETS	
Property, Plant, and Equipment, net	$9,704
Operating lease right of use asset	140,948
'Total Fixed Assets	150,652
OTHER ASSETS:	
Deposit	4,617
Total other assets	4,617
TOTAL ASSETS	$3,786,685

The accompanying notes are an integral part of the financial statements

ICG Capital Securities, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

LIABILITIES

	2021
CURRENT LIABILITIES:	
Accounts payable	195,683
Operating Lease Liability	47,717
Credit cards payable	21,232
Deferred Revenue	115,000
Total current liabilities	379,632
LONG-TERM LIABILITIES:	
Operating Lease Liability	93,231
Total long-term liabilities	93,231
TOTAL LIABILITIES	472,863

EQUITY

EQUITY:	
Members Equity	3,313,822
Total equity	3,313,822
TOTAL LIABILITIES AND EQUITY	$3,786,685

The accompanying notes are an integral part of the financial statements

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

ICG Capital Securities, LLC (the "Company") was formed as a North Carolina limited liability company in October 2013 and is a member firm of the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). The Company is in the business to sell private place offerings, engage in Merger & Acquisition transactions, and pay/receive referral fees, commissions and other related income to or from other Broker/Dealers. The Company received its approval for FINRA membership on April 2, 2014.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles as required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations

The Company maintains its cash balances in one financial institution located in Charlotte, North Carolina. Generally, balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per account including all certificate of deposit and money market accounts. At times during the year, the Company maintained a balance in excess of the FDIC limit. As of December 31, 2021, the Company had approximately $3,548,785 in uninsured cash balances. In 2021, there were five customers that represented 60% of the Company's total revenue.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

S Corporation – Income Tax Status

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation for federal and state income tax purposes. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no income tax provision or liability for federal income taxes has been included in the financial statements.

As of December 31, 2021, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year- end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Management has determined collectability of accounts receivable is reasonably assured. All accounts receivable are due upon receipt of services. The Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older. The Company does not deem an allowance necessary as of December 31, 2021.

Property and Equipment

Property and equipment are stated at cost. For financial reporting, depreciation is computed using the straight-line method and the Modified Accelerated Cost Recovery System is used for tax purposes. The following are the useful lives of assets by category:

Office and computer equipment	5-7 years
Furniture and fixtures	5-7 years

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 15, 2022, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customer that fall within its cope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over good or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018, or net income for the preceding year-end. Services within the scope of ASC 606 include advisory fees from fundraising activities and investment banking / merger & acquisition advisor services. Refer to Note G for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases, for office space, office equipment and a vehicle. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The Company made an accounting policy election by class of underlying asset, for office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor provided maintenance) as a single lease component.

The Company is evaluating new accounting standards and will implement as required.

NOTE B – LEASES

The Company has obligations as a lessee for office space, office equipment and a vehicle with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Payments due under the lease contracts include fixed payments plus, for one of the Company's leases, variable payments. The Company entered into a five-year lease, effective December 1, 2020, which requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2021:

The average discount rate was 6% and the weighted average remaining lease term for operating leases is 3 years and 5 months.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021, are as follows:

2022	47,717
2023	42,396
2023	36,189
2023	34,085
Total undiscounted lease obligation	160,387
Less imputed interest rate	(19,439)
Total lease liabilities	$ 140,948

NOTE C – PROPERTY AND EQUIPMENT

The Company reported $1,546 of depreciation expense for 2021. Property and equipment are depreciated over a five to seven year useful life and consists of the following as of December 31, 2021:

Office furniture and computer equipment	$ 14,743
Less: Accumulated depreciation	(5,040)
Total fixed assets, net	$ 9,704

NOTE D –REGULATORY REQUIRMENTS

The Company was exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 as it operated under the "Non-Covered Firm" provision, pursuant to footnote 74 to SEC Release 34-700073 from January 1 through December 31, 2021.

NOTE E – COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2021, or during the year then ended.

NOTE F – CAPITAL REQUIREMENTS

The Company is required to take a regular haircut, and undue concentration haircut, for the non-bank money market balance as indicated on Schedule I Computation of Net Capital (updated May 6, 2021).

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or liabilities divided by 15 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio may change from day to day, but as of December 31, 2021, were as follows:

Net capital $3,113,624
Required net capital $21,923
Excess net capital $3,091,496
Net capital ratio (ratio of aggregate indebtedness to net capital) 10.66%

NOTE G –REVENUE FROM CONTRACTS WITH CUSTOMERS: ADVISORY FEES FROM FUNDRAISING ACTIVITIES AND INVESTMENT BANKING / MERGER AND ACQUISITION (M&A) SERVICES

The Company provides fundraising and investment banking / merger & acquisition advisory services under agreements for which the Company charges customers fees.

These agreements with customers generally contain a non-refundable retainer or other form of upfront fee, as well as a success fee, which may be a fixed amount or represent a percentage of value that the customer receives, if and when the activity is completed ("success fee"). The retainer or other form of upfront fee often reduces any success fee subsequently invoiced upon the completion of the Company's services. The Company has evaluated its nonrefundable retainer or other form of upfront fee payments, to ensure that its fee relates to the transfer of a good or services, as a distinct performance obligation, in exchange for the retainer or other form of upfront fee. If a promised good or services is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct or until completion of the Company's services. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer or other form of upfront fee classified as deferred revenue on the Statement of Financial Condition.

As of December 31, 2021, deferred revenue was $115,000.

NOTE H – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.